United States securities and exchange commission logo





                               September 20, 2022

       Gregory J. Peterson
       Senior Vice President and Chief Financial Officer
       Southwest Gas Holdings, Inc.
       8360 S. Durango Drive
       Post Office Box 98510
       Las Vegas, Nevada 89193-8510

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Southwest Gas
Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 8-K filed
August 9, 2022
                                                            File Nos. 1-37976
and 1-07850

       Dear Mr. Peterson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 1A. Risk Factors
       The Company's operating results may be adversely impacted by prolonged inflationary periods., page 17

   1. We note your risk factor indicating that your operating results may be adversely impacted by prolonged
inflationary periods. Please update this risk factor in future filings if recent
                                                        inflationary pressures
have materially impacted your operations. In this regard, identify the types of
inflationary pressures you are facing and how your business has been affected.
 Gregory J. Peterson
FirstName  LastNameGregory
Southwest Gas  Holdings, Inc. J. Peterson
Comapany 20,
September  NameSouthwest
               2022        Gas Holdings, Inc.
September
Page 2     20, 2022 Page 2
FirstName LastName
Exhibit 13.01
Note 1. Background, Organization, and Summary of Significant Accounting
Policies
Goodwill, page 39

2. We note net income of the Utility Infrastructure Services segment decreased $34.4 million in 2021 compared to 2020. In addition, the net income of the segment for the 6 months ended June 30, 2022 declined to a loss of $18.7 million compared to net income of $14.3 million for the six months ended June 30, 2021. We note you acquired Riggs Distler in
         August 2021, however you also disclose an increase in expenses due to inflation, as well as inefficiencies from equipment and facility utilization and under-absorption of other fixed costs due to reduced work from two large customers in 2021. Given these reasons, as well as the announcement to separate Centuri in March 2022, please tell us the factors considered to determine impairment of goodwill for the Utility Infrastructure Services segment was not required. Specifically, address the qualitative factors outlined in ASC
         350-20-35-3C to support your determination and tell us how you determined it is not more likely than not that the fair value of the reporting unit is less than its carrying amounts and therefore, the quantitative impairment test is unnecessary in accordance with ASC 350-20-
         35-3D. Last, given your announcement that you plan to separate Centuri from Southwest
         Gas Holdings, Inc. within the next nine to twelve months, please tell us if you have performed a quantitative analysis of the fair value of Centuri. If so, to the extent the estimated fair value was not substantially in excess of the carrying value, please disclose the percentage by which the fair value exceeded the carrying value in
management   s
         discussion and analysis.
Form 8-K filed August 9, 2022

Exhibit 99.01
Reconciliation of non-GAAP financial measures of Adjusted net income (loss) and Adjusted diluted earnings per share and their comparable GAA

3. We note you include a line item in your non-GAAP measures titled Nonrecurring stand-
         up costs associated with integrating Mountain West, net of tax. Please tell us the types of costs that are included in this adjustment and quantify the amounts separately in your response. To the extent you have included expenses that are normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings. Refer to Question 100.01 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
4. In your non-GAAP reconciliations of adjusted net income, you present adjustments net of tax. Please revise to present the tax effects of non-GAAP adjustments as a separate adjustments and provide an explanation of how the tax impacts are calculated. Refer to
         Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
 Gregory J. Peterson
Southwest Gas Holdings, Inc.
September 20, 2022
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Branch Chief, at (202) 551-3650 with any questions.



FirstName LastNameGregory J. Peterson                     Sincerely,
Comapany NameSouthwest Gas Holdings, Inc.
                                                          Division of
Corporation Finance
September 20, 2022 Page 3                                 Office of Energy &
Transportation
FirstName LastName